9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
VIA EDGAR April 14, 2017 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N. E. Washington, D. C. 20549	FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Attention:	Lyn Shenk, Branch Chief, Office of Transportation and Leisure

Amy Geddes

Andrew Mew

Re:	MakeMyTrip Limited

Form 20-F for the Fiscal Year Ended March 31, 2016

Filed June 14, 2016

(File No. 001-34837) (“Form 20-F”)

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Mr. Lyn Shenk’s letter dated March 31, 2017 regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2015, page 69

Marketing and Sales Promotion Expenses, page 70

1.	Please quantify the amounts for cash incentives and loyalty reward expenses included in Marketing and Sales Promotion expenses in fiscal 2016 and 2015.

RESPONSE:

The Company respectfully submits that the breakdown between cash incentives and loyalty reward expenses is commercially sensitive information and disclosure of this information would cause harm to the Company’s competitive position. In response to the Staff’s comments, however, the Company has supplementally provided the breakdown for fiscal 2016 and 2015 in Annex A hereto and has requested confidential treatment for that information.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-001)

April 14, 2017

2.	Please describe the types of cash incentives and loyalty program costs as part of your ongoing customer inducement and retention programs, and why these have been included in Marketing and Sales Promotion expenses. Also explain to us how the loyalty program costs differ in nature from other loyalty points since you disclose different accounting treatments for them in Note (2)(k) on page F-20.

RESPONSE:

The Company respectfully submits as follows:

The types of cash incentives and loyalty program costs that were incurred by the Company on account of customer inducement and retention programs and included in Marketing and Sales Promotion expenses are as follows:

(a)	Cash back incentives: Under this scheme, the Company pays its customers a certain predefined cashback based on the terms offered at the time of sale. The Company enters into specific agreement with various banks for such promotional offers wherein terms of such cash back promotional incentive such as eligible transactions, proportionate cost of cash back to be shared by the bank and the Company etc. are agreed before rolling out such schemes to customers. On eligible transactions, the cash back is credited in customers credit card/bank account within a certain period as per the terms communicated to the customer at the time of the transaction.

(b)	Upfront cash incentives: Under this scheme, an upfront e-cash incentive is offered to customers at the time of booking on eligible online transactions as part of the Company’s customer inducement and retention strategy primarily in the hotels segment.

(c)	E-wallet loyalty program: Under this scheme, the Company gives cash back through its E-wallet loyalty program on eligible online transactions to its customers as part of its inducement and retention plan. The cash back is given in Company’s E wallet account which can only be used for future bookings to be made with the Company

These incentives and programs were rolled out as part of a strategic sales strategy by the Company in the second quarter of fiscal year 2016 to increase the number of customers experiencing the Company’s booking platforms, capture market share and in response to the prevailing strategy adopted by other competitors in the market.

These incentive costs are being incurred pursuant to a planned promotional program on specific customer transactions wherein the value of the above incentives and programs exceeds the value of the related revenues, and as such results not only in a net loss from the transaction but negative revenue from the transaction, consistent with the strategic intent of the Company to acquire and retain customers.

Based on the current market and competitive scenario, the Company in its best estimate expects this tactical strategy of offering significant promotional incentives and cash backs to customers to continue for the next four to six quarters to drive growth and as an investment in the under penetrated travel market in India towards bringing more customers online.

A monthly budgeted expense amount is allocated for these incentives and programs and the costs incurred are monitored continuously by the sales team. Accordingly, since these cash incentives and loyalty program costs were incurred on account of customer inducement and retention programs, pursuant to the Company’s evaluation of promotional objectives of each of such incentives and programs, these costs were included in Marketing and Sales Promotion expenses.

The Company also runs certain other loyalty programs as part of its routine loyalty traction mechanism to incentivize its customers to buy additional services in future. The Company has offered these loyalty programs for many years. Under such loyalty programs, the rewards awarded to a customer in a sales transaction represents incentive offered to such customer from value derived from the sales transaction. Accordingly, the Company determined that these loyalty programs should be accounted for as multiple-element arrangements wherein the transaction price is allocated between the product and the loyalty reward performance obligations. The amount allocated to the loyalty rewards is deferred, and revenue is recognized when the rewards are redeemed or expire. The cost pertaining to the loyalty rewards are netted off against corresponding revenue.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-002)

April 14, 2017

Certain Non-IFRS Measures, page 70

3.	Revise your disclosure of usefulness of non-IFRS measures to investors to ensure that the disclosures address each non-IFRS measure and explain why each measure is useful to investors in terms that are substantive and specific to you. Refer to Item 10(e)(1)(i)(C) of S-K.

RESPONSE:

The Company respectfully submits as follows:

The Company refers to the following non-IFRS measures in its filings - (i) revenue less service cost, (ii) adjusted operating profit (loss), (iii) adjusted net profit (loss) and (iv) adjusted diluted earnings (loss) per share. Below is a description of each of these non-IFRS measures.

•	Revenue less service cost:

As certain parts of the Company’s revenues are recognized on a “net” basis and other parts of the Company’s revenue are recognized on a “gross” basis, the Company evaluates its financial performance based on revenue less service costs, which is a non-IFRS measure, as the Company believes that revenue less service costs reflects more accurately the value addition of the travel services that the Company provides to its customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for the consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

•	Adjusted operating profit (loss); Adjusted net profit (loss); and Adjusted diluted earnings (loss) per share:

The Company uses the following financial data that excludes:

•	share-based compensation expense,

•	expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete),

•	merger and acquisition related expenses,

•	income on license acquired,

•	severance cost related to a prior acquisition,

•	impairment of intangible assets

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-003)

April 14, 2017

from operating profit (loss), and in addition to the foregoing, it also excludes:

•	share of loss of equity-accounted investees,

•	net change in the fair value of derivative financial instruments,

•	impairment in respect of an equity accounted investee,

•	net change in value of financial liability related to business combination, and

•	income tax benefit (expense))

from net profit (loss) and diluted earnings (loss) per share as these are key performance indicators used by management for internal management reporting, budgeting and decision making purposes, including comparing the Company’s operating and net results to that of its competitors. The Company believes these measures are used by investors and analysts to evaluate companies in the Company’s industry. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment”, management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between the Company’s operating results and those of other companies. While the adjusted operating profit (loss) is useful in measuring the operating results of the Company and provides investors and analysts useful supplementary information of its operating results, the adjusted net profit (loss) and the adjusted diluted earnings (loss) per share (which is computed by dividing adjusted net profit (loss) amount by weighted average number of ordinary shares outstanding for the respective period) are useful in measuring the net results of the Company and provide investors and analysts useful supplementary information to the Company’s net results.

However, the presentation of these non-IFRS measures are not meant to be considered in isolation or as a substitute for the Company’s consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

In response to the Staff’s comment, the Company undertakes to clarify and disclose the foregoing information in its future filings.

4.	Refer to Adjusted Net Profit (Loss) non-IFRS reconciliation on page 80. We note your adjustment of income tax expense of $0.2. In that regard, please clarify for us if the adjustment has factored in the income tax effects of various non-IFRS adjustments that you made in the reconciliation. If not, please explain to us why. Refer to Question 102.11 of Compliance and Disclosure Interpretations for Non-GAAP Measures.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that the Company considered the income tax adjustment while calculating the income tax effects of various non-IFRS adjustments included in the reconciliation of adjusted net profit (loss). However, the impact of all the non-IFRS adjustments on income tax was nil. The non-IFRS adjustments used by the Company represent performance measures and since the Company is in continuing losses, the impact of current tax and deferred tax on non-IFRS adjustments was nil. Further, income tax expense of $0.2 million was included as a non-IFRS adjustment as it represents taxes related to insignificant operations of the Company outside India which are not representative of the Company’s performance.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-004)

April 14, 2017

5.	Refer to Adjusted Diluted Earnings (Loss) per share non-IFRS reconciliation on page 81. We note you did not provide income tax effects of the various non-IFRS adjustments. Please explain. Refer to Question 102.11 of Compliance and Disclosure Interpretations for Non-GAAP Measures.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that as described above in response to Comment #4, the Company has included income tax expense of $0.2 million as a non-IFRS adjustment in its reconciliation of adjusted net profit (loss). However, while calculating diluted earnings (loss) per share, which is computed by dividing adjusted net profit (loss) amount by weighted average number of ordinary shares outstanding for the respective period, the impact of the income tax expense of $0.2 million was rounded off to nil. The total income tax expense of the Company in the fiscal year ended March 31, 2016 was $155,000 and the total number of weighted average shares outstanding for such period was 41,706,428.

*****

Please contact Rajiv Gupta of Latham & Watkins LLP at +65.6437.5467 or Rajiv.Gupta@lw.com if you have any questions or require additional information concerning the foregoing.

[Signature page follows]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-005)

April 14, 2017

Respectfully submitted,

/s/ Stacey Wong

Stacey Wong of LATHAM & WATKINS LLP

Enclosure

cc.	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited

Rajiv Gupta
Partner
Latham & Watkins LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-006)

Confidential Treatment Requested Confidential treatment has been requested by MakeMyTrip Limited pursuant to Rule 83 for all portions of this document marked by “XXXX”.

ANNEX A

The amounts for cash incentives and loyalty reward expenses included in Marketing and Sales Promotion expenses in fiscal 2016 and 2015 are as follows.

Amount in USD
(‘000)
Particulars	2015	2016
Marketing and Sales Promotion Expense (excluding cash incentives and loyalty reward expenses)	XXXX	XXXX
Cash incentives and loyalty reward expenses	XXXX	XXXX

Total	XXXX	XXXX

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

MAKEMYTRIP LIMITED

PURSUANT TO RULE 83

(MMYT-007)